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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

IAMGOLD CORPORATION
(Exact name of registrant as specified in its charter)

CANADA	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employment Identification No.)
220 Bay Street, 5th Floor Toronto, Ontario Canada M5J 2W4 (Address of principal executive offices)
Title of each class of securities to be so registered:	Name of each exchange on which each class is to be registered:
Rights to purchase Common Shares	American Stock Exchange Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

On June 10, 2004, Golden Star Resources, Ltd. made an unsolicited take-over bid (the "GSR Bid") for the common shares of the IAMGold Corporation ("IAMGold" or the "Company"). The Board of Directors of IAMGold Corporation (the "Board") adopted a shareholder rights plan (the "Rights Plan") effective July 12, 2004 (the "Effective Date") in order to provide adequate time for a Special Committee of independent directors of the Board to pursue alternatives to the GSR Bid to maximize IAMGold shareholder value.

Item 1. Description of Registrant's Securities to be Registered.

PURPOSE OF RIGHTS PLAN

The primary objective of the Rights Plan is to (a) provide the Board with adequate time to identify, develop and negotiate value enhancing alternatives to the GSR Bid, (b) encourage the fair treatment of shareholders of the Company in connection with any take over offer for the Company or other acquisition of control of the Company, and (c) generally to prevent any person from acquiring ownership (or the right to acquire ownership) of 20% or more of the outstanding common shares of the Company while the process referred to in item (a) above is ongoing, or entering into arrangements or relationships that have a similar effect.

SUMMARY OF RIGHTS PLAN

  Term

The Rights Plan will terminate at 11:59 p.m. (Toronto time) on August 15, 2004 (the "Expiration Time").

  Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each common share of IAMGold (a "Common Share") outstanding and will attach to each Common Share subsequently issued.

  Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable eight business days (or such later date as may be determined by the Board) (the "Separation Time") after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). With respect to the GSR Bid, the Board has not yet determined when the Separation Time will occur.

The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of Cdn$80 worth of Common Shares (at the market price on the date of the Flip-in Event) for Cdn$40 (i.e., at a 50% discount). The Acquiring Person, as well as any holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

  Lock-Up Agreements

A person is deemed not to be the beneficial owner of Common Shares solely because the holder of such Common Shares has agreed in a "Permitted Lock-up Agreement" to deposit or tender those shares in acceptance of a take-over bid (the "Lock-up Bid") made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any "break-up" fees payable to the bidder by the tendering shareholder cannot exceed the greater of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid, (ii) the terms of the Permitted Lock-up Agreement are publicly disclosed and a copy is made available to the public (including to IAMGold), and (iii) the Permitted Lock-up Agreement permits the tendering shareholder to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

  Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates that will be transferable and traded separately from the Common Shares.

  Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  •
  the take-over bid must be made by way of a take-over bid circular;

  •
  the take-over bid must be made to all holders of Common Shares;

  •
  the take-over bid must expire no earlier than 11:59 p.m. (Toronto time) on August 15, 2004, and Common Shares tendered pursuant to the take-over bid may be taken up and paid for only if at such time more than 50% of the Common Shares held by the shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

  •
  the Common Shares deposited pursuant to the take-over bid may be withdrawn at any time before they are taken up and paid for; and

  •
  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that, subject to applicable law, it may expire on the same date as the Permitted Bid.

  Waiver

The Board, acting in good faith may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid that is made by way of a take-over bid circular to all holders of Common Shares, or waive one or more of the requirements of a Permitted Bid or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares.

The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of IAMGold within 14 days or such later date as may be specified by the Board.

  Redemption

The Board may at any time prior to a Flip-in Event redeem all, but not less than all, of the outstanding Rights at a price of Cdn$0.00001 each.

  Exemption For Investment Managers

Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not (and are not part of a group) making or proposing to make or to participate in a take-over bid.

  Supplements and Amendments

IAMGold is authorized to amend, vary or rescind the provisions of the Rights Plan and the Rights.

  Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of IAMGold. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Item 2. Exhibits.

Exhibit Number:	Description of Exhibit:
4.1	Shareholder rights plan agreement dated as of July 12, 2004, between IAMGold Corporation and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Schedule A

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION
Dated: July 23, 2004
	By:	/s/ JOSEPH CONWAY Joseph Conway President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number:	Description of Exhibit:
4.1	Shareholder rights plan agreement dated as of July 12, 2004, between IAMGold Corporation and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Schedule A

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURE
INDEX TO EXHIBITS